News Release

August 12, 2004	SVU:TSX-V

Spur Ventures Mid-year Review

Vancouver, Canada - Spur Ventures is pleased to provide a mid-year update and review of its operations. The past 12 months have seen a number of important changes in the direction and development plan for the operations of Spur, with what management believes are great improvements in the business plan.

Original Strategy

The original development plan for Spur (in place since 1999) included the new construction of a integrated fertilizer production facility and associated infrastructure, plus the development of the Dianziping and Shukongping phosphate deposits (the "Phosphate Deposits") to provide a captive source of phosphate for fertilizer production. This plan called for the construction of a 1,200,000 tonne per annum phosphate mine, a 126 km slurry pipeline from the mine to the plant, a 1 million tonne per annum fertilizer production facility and a port facility on the Yangtse River. The capital cost for this development was estimated at USD$325 million, which would have resulted in Spur owning a 90% joint venture interest in the facility through its shareholding in Yichang Maple Leaf Chemicals Ltd. ("YMC"). Yichang Phosphorus Chemical Company ("YPCC"), an arm of the Chinese government, would have held a 10% stake.

This development strategy was changed in 2003.

Acquisition of an Interest in Yichang Spur Chemicals Ltd. (YSC)

In late 2003, Spur negotiated the purchase of an interest in an existing fertilizer plant located in Yichang with a nominal capacity of 100,000 tonnes of NPK fertilizer per year. The purchase was made by acquiring an interest in the existing owner, YSC. In April, 2004, Spur finalized the acquisition of a 72% interest in YSC. To earn its interest in YSC, Spur is investing $2.5 million for upgrading the plant, and has agreed to undertake a future expansion of the plant to 300,000 tonnes per annum.

This fertilizer plant previously purchased all raw materials required for its operation: potash (which is imported from Canada and Russia), sulphur (which is available in China) and phosphoric acid.

Phosphoric acid has been difficult to obtain, and as a result the YSC fertilizer plant has been operating below capacity. To rectify the problem with supply of phosphoric acid, the $2.5 million investment by Spur in YSC will be used to build a phosphoric acid plant. This acid plant

Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
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August 12, 2004

will use purchased sulphuric acid and local phosphate rock to produce enough phosphoric acid for up to 300,000 tonnes per annum of NPK fertilizer, with excess supply of phosphoric acid being sold in the local market.

The expansion of the fertilizer plant is currently being studied.

Restructuring of Yichang Maple Leaf Chemicals Ltd. ("YMC")

As a result of the acquisition of the interest in YSC, the terms of the original YMC joint venture required re-negotiating, since the YSC interest provides for the initial fertilizer plant being held and expanded under YSC. The remaining principal assets of YMC are therefore the Phosphate Deposits and the associated mine development, with all other infrastructure being located at the site of the YSC plant. However, due to the need to maintain the nature and scope of the YMC joint venture contract consistent with previous government approvals, the development of the Phosphate Deposits and any expansion beyond 300,000 tonnes in annual capacity of the YSC fertilizer plant will be undertaken under the by YMC joint venture.

Spur and YPCC intend to develop the Phosphate Deposits to supply phosphate rock to the YSC plant. As the expansion schedule for YSC is not yet determined, the YMC mining plan has not been established. Once the mining plan for the Phosphate Deposits is defined, Spur intends to prepare a technical report to National Instrument 43-101 standards. Until the report is prepared, Spur does not have any current publicly issued financial projections regarding the YMC or the Phosphate Deposits, as all previous projections done by Spur were based on the original strategy.

Spur is required to make a US$3,834,000 capital contribution into YMC within three months of receipt of Chinese government approval for the restructuring. This amount represents the estimated cost of commissioning a mining facility capable of producing sufficient phosphate rock to supply at least a 100,000 tpa NPK fertilizer facility. Spur has already advanced $700,000 of this amount covering costs associated with the issue of the mining license and initial engineering studies, of which $500,000 was advanced in the first quarter of 2004 and $200,000 was advanced during 2002.

The total contractual investment to be made by Spur in YMC is US$25,561,000 million over 5 years, of which only the initial US$3,834,000 is a firm commitment. The balance is to be invested over five years on a best efforts basis, as follows:

  a cumulative total of US$8,946,000 within two years of receipt of approval for the restructured agreement;
  a cumulative total of US$16,614,000 within four years;
  a cumulative total of US$25,561,000 within five years.

The US$25,561,000 represents the estimated minimum equity required to finance the total investment over the next five years to develop the phosphate mine and to expand the fertilizer plant from 300,000 tpa to 1 million tpa, estimated at US$93 million.

Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com

August 12, 2004

Spur is entitled to make necessary adjustments to the investment schedule if there is a conflict between the investment circumstances or market conditions and the investment schedule.

Spur and YPCC have agreed to work towards merging YMC and YSC on an equitable basis at an appropriate time in the future. Documentation relating to the restructuring of YMC and the acquisition of YSC has been accepted for filing by the TSX Venture Exchange.

For further information, please contact Mr. Jeffrey Giesbrecht or Mr. Robert G. Atkinson, 604-689-5564 or visit the website at www.spurventures.com.

This news release includes certain statements that may be deemed to be "forward-looking statements" regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com